FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

     Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of April 2006

Commission File Number: 001-15152

SYNGENTA AG
(Translation of registrant’s name into English)

Schwarzwaldallee 215
 4058 Basel
Switzerland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Re:	SYNGENTA AG
Press Release: ‘Syngenta to invest in new venture fund focused on plant science’

Filed herewith is a press release related to Syngenta AG. The full text of the press release follows:

# # #

Syngenta International AG Media Office CH-4002 Basel Switzerland Telephone: +41 61 323 23 23 Fax: +41 61 323 24 24 www.syngenta.com

Media Release

Syngenta to invest in new venture fund focused on plant science

Basel, Switzerland, 11 April 2006

Syngenta announced today the launch of a $100m venture fund, LSP BioVentures, based in Boston to be managed by Life Sciences Partners (LSP), a biotech venture capital firm. Funds will be invested over a three to five year period as appropriate opportunities arise.

David Jones, Head of Business Development at Syngenta, said: “This Fund will invest in growth companies and technology start-up opportunities. The investment scope of the Fund is crop biotechnology, crop protection, professional products and new growth areas such as biomaterials and biofuels. Along with sound financial returns, we aim to secure early cooperation with emerging innovators in our sector.”

“We are excited about cultivating creative opportunities through this new Fund and, in particular, look forward to working with Syngenta,” said Martijn Kleijwegt, Managing Partner of LSP. “We expect LSP BioVentures to attract and support entrepreneurial talent and technology that will benefit from being in a ventures-driven environment.”

By appointing LSP as the Fund manager, Syngenta selected a leading venture capital company with an outstanding track record of success in investing in technology-based growth companies. Since 1988, LSP’s management has invested in over 40 companies, and has contributed to the launch of biotech companies such as Qiagen, Rhein Biotech and Crucell. Including the new fund, LSP has $450m under management.

Syngenta is a world-leading agribusiness committed to sustainable agriculture through innovative research and technology. The company is a leader in crop protection, and ranks third in the high-value commercial seeds market. Sales in 2005 were approximately $8.1 billion. Syngenta employs more than 19,000 people in over 90 countries. Syngenta is listed on the Swiss stock exchange (SYNN) and in New York (SYT). Further information is available at www.syngenta.com.

LSP (Life Sciences Partners) is a pan-European life science venture group with offices in Amsterdam, Munich and Boston. The group has invested in over 40 life sciences companies since 1988 and stood at the basis of companies such as Crucell, Rhein Biotech, Pharming and Qiagen. Recent exits include Devgen (Euronext), Jerini (Frankfurt Stock Exchange), DNAge (sold to Pharming) and KuDOS (sold to AstraZeneca). Current portfolio companies include BioXell (Italy), Celmed (Canada), IDEA (Germany), Octoplus (Netherlands), OMS (Belgium), Santarus (USA), and Zealand (Denmark). The LSP group has $ 450m under management. Further information is available at www.lspvc.com.

Syngenta – 11 April 2006 / Page 1 of 2

Syngenta Media:	Switzerland:	Guy Wolff	Tel:	+41 (61) 323 2323
	USA:	Sarah Hull	Tel:	+1 (202) 628 2372
	UK:	Andrew Coker	Tel:	+44 (1483) 26 0014

Syngenta Analysts:	Switzerland:	Jonathan Seabrook	Tel:	+41 (61) 323 7502
		Jennifer Gough	Tel:	+41 (61) 323 5059
	USA:	Rhonda Chiger	Tel:	+1 (917) 322 2569

LSP Media Contact:	Netherlands:	Martijn Kleiwegt	Tel:	+31 (20) 664 5500

Cautionary Statement Regarding Forward-Looking Statements

This document contains forward-looking statements, which can be identified by terminology such as ‘expect’, ‘would’, ‘will’, ‘potential’, ‘plans’, ‘prospects’, ‘estimated’, ‘aiming’, ‘on track’ and similar expressions. Such statements may be subject to risks and uncertainties that could cause the actual results to differ materially from these statements. We refer you to Syngenta's publicly available filings with the U.S. Securities and Exchange Commission for information about these and other risks and uncertainties. Syngenta assumes no obligation to update forward-looking statements to reflect actual results, changed assumptions or other factors. This document does not constitute, or form part of, any offer or invitation to sell or issue, or any solicitation of any offer, to purchase or subscribe for any ordinary shares in Syngenta AG, or Syngenta ADSs, nor shall it form the basis of, or be relied on in connection with, any contract therefor.

Syngenta – 11 April 2006 / Page 2 of 2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SYNGENTA AG

Date:	April 11, 2006	By:	/s/ Christoph Mäder

			Name:	Christoph Mäder
			Title:	Head Global Legal and Taxes

		By:	/s/ Damian Heller

			Name:	Damian Heller
			Title:	Company Secretary